

INVEST IN **PADA BUILD**

Starter homes at an entry-level price

padabuild.com Reno, NV

Highlights

1. 31% Return on Pilot Project.

2. Expanded from team of one to team of seven.

3. Re-branded with a new logo.

Featured Investor



Gabe Corn
Syndicate Lead

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Invested $22,100

"I have been involved with Pada Build since the early days and have been very impressed with the progress of the company and the founder, Tony Padavich. As a previous investor, I have seen the intentionality of Tony's business plan, and I have full confidence that he will be able to continue to grow the company. Further, the mission and goal to provide affordable housing is an important and noble undertaking, and I am glad to be involved and be an investor! My relevant experience involves prior investing, both an engineering degree and an MBA, and a career in commercial banking analyzing mid-size corporations."

Our Team



Tony Padavich Founder

Started Pada Build's Pilot Project while in Grad School. MBA, B.S in Civil Engineering



Devyn Condreay Executive Assistant

One of Pada Build's First Team Members. MBA and BS in Marketing and Management from Oklahoma State University.



Jacqueline Del Soldato Marketing Lead

B.Sc. in Business Administration / Marketing from Western Governors University. B.A. in Art History from the University of Nevada. Strong Marketing Background. On Pada Build's Marketing Team since early founding days.



Douglas Kohn CFO

15+ Years of significant finance experience. New York CPA with an MBA From Northeastern University and Bachelor's in Accounting from Fordham University.



Jeff Seman CFO

President of SoFla Prime. 15+ Years of experience in Accounting and Finance. New York CPA with Masters in Accounting from the University of Connecticut and dual Bachelors degree in Accounting and Finance from the University of Rhode Island.



Aubrey Cypert CPA

20 years of experience in public accounting. CPA MOMS Franchise Owner. BBA in Accounting from Texas A&M University. Masters in Accounting from West Texas A&M University.



Alicia Johnson General Counsel

Owner of successful Law firm for over a decade. B.A. in Public Relations from Gonzaga University. Doctor of Law (J.D.) from Seattle University School of Law, graduated cum laude.

Pitch

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PADA BUILD


YOUR PARTNER IN REAL
ESTATE DEVELOPMENT

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OUR HISTORY

Founded in May 2020 -

Pada Build is dedicated to delivering high-quality, low-cost housing solutions for first-time homeowners. By blending thoughtful design with financial accessibility, our company creates homes that meet both practical and lifestyle needs. Following its inaugural project in Hawaii, Pada Build has built a strong internal team of finance, marketing, legal, and industry experts, ensuring the highest standards of excellence. Committed to fostering community and delivering lasting value, Pada Build continues to make homeownership an attainable reality.



OUR FOUNDER

Tony Padavich -

Tony Padavich's passion for real estate and providing quality housing solutions for the average American was inspired by summers spent with his grandfather, a custom home builder in the Seattle area. Sharing a desire to create something meaningful, Tony's early exposure to home building planted the seed for his entrepreneurial aspirations.



To build a solid foundation for his career, Tony earned a Bachelor's Degree in Civil Engineering from the University of Washington, equipping him with technical expertise in real estate and construction. He then gained hands-on experience in project management, working with various construction companies for five years. Driven to deepen his understanding of the business side of the industry, Tony completed a Master's Degree in Business Administration from Simon Business School in 2021, positioning himself to launch and lead Pada Build with a strong blend of technical skill and business acumen.



THE PROBLEM

In recent years, rising inflation and a persistent shortage of housing inventory have made homeownership increasingly difficult for first-time buyers. While home prices have surged, median household incomes have remained stagnant, leaving many American families with limited affordable options. Much of the existing housing inventory caters to higher-income households, further excluding middle-income families and forcing many to remain in rental properties.

Pada Build recognizes these challenges and is committed to bridging the gap in the housing market. We design and construct low-cost, expandable homes that offer individuals and families an accessible path to homeownership. Our homes are thoughtfully designed to meet financial and lifestyle needs, empowering buyers to begin building long-term wealth and stability.

By prioritizing affordability, sustainability, and quality, Pada Build aims to provide lasting solutions for a housing market that has left too many behind. We are dedicated to making the dream of homeownership a reality for more Americans, ensuring that families and individuals have the opportunity to thrive in homes crafted for their needs and budgets.



Estimated Housing Demand
Housing Stock
Population
Index, 2000 = 100
130
125
120
115
110
105
100
2000
2010
2020

Note: Estimated housing demand uses 2000 headship rates. Indexed to 100 in 2000.
Source: Census Bureau; Treasury staff calculations.

Forward-looking projections are not guaranteed.

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OUR SOLUTION

Housing Inventory is low, and we plan to combat this issue -

The housing market has been increasingly dominated by large, profit-driven builders, leaving first-time homebuyers with modest budgets and limited options. These buyers, often from middle and working-class communities, are seeking simple, affordable entry-level homes that are scarce in today's market. Pada Build is stepping in to fill this critical gap with a mission to deliver high-quality, competitively priced homes tailored to their needs.

Our thoughtfully designed homes feature three bedrooms, two bathrooms, a two-car garage, and essential appliances for a move-in-ready experience. We combine modern simplicity with functionality to create welcoming and affordable living spaces. To further enhance affordability and sustainability, every home comes equipped with solar panels included in the sale price. These panels not only reduce monthly utility costs but also promote environmental responsibility, delivering long-term savings for homeowners.

Pada Build's innovative approach addresses the challenges of rising home prices and limited housing inventory. By focusing on cost efficiency, sustainability, and buyer-centered design, we are uniquely positioned to meet the growing demand for affordable housing while ensuring profitability. With your investment, we can scale this proven model, expand into underserved markets, and make homeownership a reality for families who need it most—all while delivering meaningful returns and fostering community growth.

OUR SOLUTION






Our Solution: The Future Project
OUR SOLUTION
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PILOT PROJECT

The Beginning -

During graduate school, Tony Padavich laid the foundation for Pada Build's first project: A single-story, ranch-style home on the Big Island of Hawaii. This project was more than a home—it was a proof of concept demonstrating Pada Build's ability to deliver affordable, high-quality housing for first-time buyers while maintaining strong financial performance.

The project exceeded revenue expectations, showcasing our expertise in cost-efficient construction and effective project management. It also underscored the immense demand for accessible housing solutions in a market largely ignored by mainstream builders.

This success validated our business model and highlighted the scalability of Pada Build's approach. With a clear vision, a proven strategy, and a growing market opportunity, we are well-positioned to expand our operations and deliver strong returns while addressing a critical housing need. We invite you to join us in driving this mission forward.


Pilot Project: The First Home we Built
PILOT PROJECT
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PILOT PROJECT

Recognizing the need for starter homes, Tony Padavich used his passion for real estate and construction to tackle this market gap. He brought together a team of local experts to successfully execute Pada Build's first project.

Hawaii's housing market is deeply divided, with luxury properties dominating while local workforce residents struggle to buy homes. Pada Build's project addressed this issue by delivering affordable, high-quality homes designed specifically for first-time buyers, helping them achieve their dream of homeownership.




Pilot Project: Full Walkthrough
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PILOT PROJECT

Despite rising costs during the project, the home was competitively priced with local workforce first-time buyers in mind, demonstrating our ability to deliver low-cost housing while maintaining a positive return on investment. Pada Build sold it's first home by summer of 2022, **achieving a profit of over $18,000.**


INITIAL INVESTMENT
$60,215
CONSTRUCTION COST
$242,392
TOTAL PROFIT
$18,958
31.5%
CLOSING COST
$62,849
LISTING PRICE
$324,200

Forward looking projections are not guaranteed.

ACTION PLAN

Pada Build is launching its first major project in Northern Nevada, serving as the construction company, real estate developer, and investment entity. Our plan is to build five entry-level homes on a subdivided lot or adjacent lots, optimizing material logistics and labor management to reduce costs and maximize profitability.

By constructing homes in close proximity, we streamline shipping and labor, hiring subcontractors managed by a single foreman to maintain efficiency. This approach ensures quality, competitive pricing, and strong returns while meeting the needs of first-time buyers.

The 12-18 month project will serve as a launchpad for expansion into Washington and Hawaii, with plans to build five homes in each state. By year four, we aim to scale to 100 homes annually in each state and ultimately nationwide. Initially funded by investments, we plan to self-finance future projects through re-invested profits, delivering sustainable growth and significant returns.

Forward looking projections are not guaranteed.
Action plan assumes 5 homes constructed at average profit of $50,000 each.

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PROJECTIONS

Securing the full $600k raise will enable us to accelerate growth at a 5-yr pace of 75.5x - average annual growth rate of 195%



Forecast of Annual Revenue
200.0M
150.0M
100.0M
50.0M
0.0K
Revenue
2.0M
6.3M
25.9M
47.5M
151.0M
Year 1
Year 2
Year 3
Year 4
Year 5

AAGR = 195%

Forward looking projections are not guaranteed.
Forecast assumes the following home units per year: 5 in Year 1, 15 in Year 2, 60 in Year 3, 100 in Year 4, and 300 in Year 5. Other non-exhaustive assumptions are: inflation rate 4% per annum and price growth of 6% per annum.

WHY INVEST

We invite you to join us in an inspiring mission to make homeownership a reality for first-time buyers. Our goal is to create high-quality, cost-effective homes that serve as a foundation for individuals and families to build stability and thrive.

With your investment, we can construct sustainable entry-level homes that foster community growth and financial opportunity. Every contribution directly impacts lives by providing more than just housing—it offers hope, pride, and a pathway to a brighter future.
Together, we can expand access to homeownership and make a lasting difference in neighborhoods and lives. Let's build stronger communities, one home at a time.